Exhibit (a)(1)
CENTURY PROPERTIES FUND XIV
c/o Fox Capital Management Corporation
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
May 8, 2007
Dear Limited Partner:
          As you may be aware by now, MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, SCM Special Fund, LLC, MPF DeWaay Premier Fund 3, LLC, MPF DeWaay Fund 5, LLC, MP Income Fund 16, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF Acquisition Co. 3, LLC, MP Value Fund 7, LLC, and MacKenzie Patterson Fuller, LP (collectively, the “MacKenzie Group”), initiated an unsolicited tender offer to buy up to 64,530 units of limited partnership interest (“Units”) in Century Properties Fund XIV (the “Partnership”) on April 26, 2007.
          The Partnership, through its general partner, Fox Capital Management Corporation, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MacKenzie Group’s offer due to a conflict of interest. AIMCO Properties, L.P. (“AIMCO Properties”), an affiliate of the general partner, is currently conducting a tender offer for the Units. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MacKenzie Group offer.
          However, we call your attention to the following considerations:
•	AIMCO Properties has raised its tender offer price of $30.72 per Unit to $45.00 per Unit, less any distributions subsequently made or declared by the Partnership prior to May 30, 2007, or such other date as the AIMCO Properties’ offer may be further extended, which is $5.00 more than the MacKenzie Group’s offer price.

•	The MacKenzie Group’s $40.00 per Unit offer price will be reduced by the amount of any distributions declared or made between April 26, 2007 and May 29, 2007, or such other date as the MacKenzie Group’s offer may be further extended.

•	AIMCO Properties and its affiliates, which collectively hold 45,811.05 Units, or approximately 70.69% of the outstanding Units, do not intend to tender any of their Units in the MacKenzie Group’s offer.

•	The MacKenzie Group’s offer to purchase estimates the liquidation value of the Partnership to be $82.00 per Unit. However, the MacKenzie Group is only offering $40.00 per Unit.

•	The MacKenzie Group does not indicate what its specific plans or proposals are regarding future tender offers. However, the MacKenzie Group states that it may make additional tender offers for Units at higher prices.

•	Our records indicate that affiliates of the MacKenzie Group currently own 295 Units. An increase in the MacKenzie Group’s ownership of Units as a result of the MacKenzie Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object.

•	AIMCO Properties made a tender offer on February 16, 2005 for the purchase of Units at a purchase price of $16.23 per Unit. The offer was held open through June 27, 2005, and 766.5 Units were acquired.

•	Since January 1, 2004, AIMCO Properties has purchased in private transactions 165 Units at a price of $41.86 per Unit in 2004, 139.5 Units at a price of $16.23 per Unit in 2005, 32 Units at a price of $16.23 per Unit in 2006 and 5 Units at a price of $13.21 per Unit in 2007 (through April 30).

•	Since 2004, in connection with property sales, the Partnership declared and made the following distributions to the limited partners:

Distribution Amount
Year of Distribution	Per LP Unit
2004	$157.28
2005	$3.02
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board.
•	Set forth below are the high and low sales prices of Units during the years ended December 31, 2005 and 2004, as reported by Direct Investments Spectrum, an independent third-party source. There were no sales reported by Direct Investments Spectrum during the years ended December 31, 2006 or December 31, 2007 (through January 31).

	HIGH	LOW
Year Ended December 31, 2005:	$75.00	$75.00
Year Ended December 31, 2004:	$100.00	$70.00
•	Set forth below are the high and low sales prices of Units during the year ended December 31, 2004, as reported by the American Partnership Board, an independent, third-party source. There were no sales reported by the American Partnership Board during the years ended December 31, 2005, December 31, 2006, or December 31, 2007 (through March 31).

	HIGH	LOW
Year Ended December 31, 2004:	$81.12	$74.09
          Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
          Please consult with your tax advisor about the impact of a sale on your own particular situation and the effect of any negative capital accounts.
          If you would like to discuss this matter in greater detail, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at PO Box 2347, Greenville, SC 29602.
Sincerely,
Fox Capital Management Corporation,
Corporate General Partner

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